United States securities and exchange commission logo





                              November 27, 2023

       Gisele Remy
       Chief Financial Officer
       Auna S.A.
       46 A, Avenue JF Kennedy
       1855 Luxembourg
       Grand Duchy of Luxembourg

                                                        Re: Auna S.A.
                                                            Draft Registration
Statement on Form F-1
                                                            Filed October 30,
2023
                                                            CIK No. 0001799207

       Dear Gisele Remy:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted October 30, 2023

       Cover Page

   1. We note your disclosure here that following the completion of the offering, Enfoca, your controlling
shareholder, will maintain significant ownership of the company and voting power. If true,
disclose on the cover page, in the prospectus summary and elsewhere as appropriate, that you
will be a "controlled company" under exchange listing rules after the offering, describe the
corporate governance exemptions available to you and whether you plan to rely on such
exemptions, and include a risk factor regarding the risks to investors of being a controlled
company.
   2.                                                   Please revise your
cover page to disclose, as you do on page 19, that because the class A shares are non-voting,
investors in this offering will not vote on, among other matters, the election and removal of
directors and fixing of director's compensation; your issuance of
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         debt securities; amendments to your articles of association; the sale, in a single
         transaction, of assets with a value exceeding 50% of your share capital; the merger, spin-
         off, division, reorganization, transformation or dissolution of the Company; special investigations and audits; and the issuance of dividends.
3. We note that you intend to apply to list your Class A ordinary shares on the NYSE. Please revise the disclosure on the cover page to clarify whether the offering is contingent upon final approval of your NYSE listing. Please ensure that the disclosure is consistent with your underwriting agreement.
Summary, page 1

4. Please revise your disclosure here at the outset of the summary to include a brief description of the products and services you provide and the primary markets you serve.
5. The disclosure in the summary should be a balanced presentation of your business. Please
         balance the description of    The Auna Way,    your competitive
strengths and key strategies
         with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss challenges related to integrating businesses you have recently acquired or will acquire, such as increased costs, building
         and maintaining your brand   s reputation and your substantial
indebtedness.
6. We note your disclosure here and throughout your filing that you have grown and expect to continue to grow your operations through organic and inorganic growth. We also note your disclosure on page 61 that, since 2019, you have completed seven acquisitions.
         Please revise your disclosure as appropriate to clarify whether your historical growth has been attributable primarily to these acquisitions, or the organic growth of your operations.
The Auna Way, page 1

7. Please address the following issues related to the description of your business throughout your prospectus summary:

                We note your disclosure that "[y]our focus lies in providing access to high-quality healthcare, incentivizing prevention and concentrating on some of the high-
              complexity diseases that contribute the most to healthcare expenditures." Please revise to clarify how your business model incentivizes prevention. Please also define at first use the term "high-complexity diseases."

                You state here as well as on pages 60 and 109 that you "focus on sustainable, deliberate and congruent growth." Please expand your disclosure to discuss how your growth model has been "sustainable, deliberate and congruent," including how you define each of these terms.

                You state here and throughout the registration statement that you provide "affordable
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              healthcare plans" and that your plans in Peru are "moderately priced and innovative
              plans." Please revise your disclosure to clarify the meaning of your statements that your plans are "affordable" and "moderately priced," including a detailed discussion of the pricing of your plans and why they are considered innovative.

                We note your disclosure on page 3 that you offer a vertically integrated portfolio of
              "mono-risk" plans and selected general healthcare plans. Please revise to clearly define "mono-risk" plans and to explain the principal differences between a mono-
              risk plan and a general healthcare plan.

                We note your disclosure on page 3 that "almost all of [y]our patients with an Auna health plan also utilize the Auna healthcare network in Peru and [you] believe this contributes to the resulting outstanding medical outcomes, patient experiences, and disciplined cost controls." Please revise your disclosure to discuss the basis for your belief that patients with an Auna health plan who also use the Auna network have outstanding outcomes, experiences and lower costs. Define what is meant by
              "outstanding," and clarify how you determine that these patients have "lower costs."

                Please revise your disclosure to clarify the significance of your Auna Mexico hospitals operating the only two cyclotrons available in northern Mexico at present.
8. We note your statements here and throughout the prospectus discussing your leadership in your field and the competitive position of your products and services. For example, you state that:

                you provide    cutting-edge services    and deliver
excellent patient outcomes.

                the Auna Way is, in part, your approach to    achieving
sustainable competitive
              advantages.

                your    high patient satisfaction and robust patient demand,
[results in] positioning
              Auna as one of the premier healthcare providers in our market.

                you    have established Auna as a leading provider of cancer
management in SSLA.

                you acquired Promotora M  dica Las Am  ricas S.A.,    one of
Colombia   s leading
              healthcare providers    and Instituto de Cancerolog  a,    one of
Colombia   s leading and
              largest private oncology hospitals.

                you acquired Dentegra,    a leading dental and visual insurer.


                you provide    first-class patient outcomes and experiences.

         Please revise your disclosure here and throughout the registration statement to provide the basis for any statements, including any relevant metrics, regarding your competitive
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         position and comparisons between your products and services and those of your
         competitors. Refer to Item 4.B.7. of Form 20-F.
Our History, page 3

9. We note your disclosure on page 5 discussing your revenues, profit, and EBITDA for the relevant interim financial period presented in your filing. Please revise your disclosure here to also discuss your indebtedness and negative working capital. Our Competitive Strengths, page 7

10. Please address the following related to your disclosure about your competition:

                Please revise your disclosure on page 8 and 124 to explain how providers in your healthcare network access "are incentivized to follow the same protocol of standardized services."

                We note your statement on page 9 that you have "active expansion plans in progress." Please revise your disclosure here as well as in your Business section to discuss more specifically your active expansion plans currently in progress.

                We note your statement on page 10 that you believe your historical gross margin places you among the most profitable healthcare network operators in South America
              "based on gross margins published by other publicly traded healthcare companies in
              South America." Please revise to identify these publicly traded competitors.
Our Future, page 11

11. We note your disclosure on pages 11 and 115 that you plan to use Dentegra as a platform to roll out general and specialized healthcare plans in Mexico, including oncological plans. We also note your disclosure on page 3 that Dentegra is a small insurance platform previously owned by Delta Dental that provides dental and vision
plans.    Please revise
         your disclosure here and in your Business section to address specific challenges you may face growing this small platform focused on providing dental and vision plans to a larger platform providing both general healthcare and specialized plans in Mexico.
Corporate Structure, page 14

12. Please revise your diagram or the related, narrative disclosure to identify the parties holding the remaining percentage of the entities of which you do not own 100%. Make conforming changes to your disclosure on page 114.
Risk Factors
Our revenues and results of operations are affected by . . ., page 32

13. We note your disclosure that "a portion" of your revenue in your Healthcare Services in
         Mexico segment is derived from fees charged at your facilities by unaffiliate physicians.
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         Please revise your disclosure to provide an estimate of this portion of revenue, if material.
         As a related matter, we note your disclosure on page 34 that "a portion" of your income in your Healthcare Services in Mexico segment consists of rental income received from tenants to whom you lease medical office space to at your properties. Please disclose an estimate of this portion of you income, if material.
We are a holding company and all of our operations are conducted through our subsidiaries . . ., page 39

14. We note your disclosure that your Mexican, Peruvian and Colombian subsidiaries must maintain mandatory legal reserves, certain of your Peruvian and Mexican subsidiaries must maintain minimum capital requirements, and your Colombian subsidiaries must maintain certain capital allocations. Please revise your disclosure to provide additional detail describing these required legal reserves, minimum capital requirements, and capital allocations. Quantify the relevant requirements, where appropriate. Please also disclose whether and to what extent your subsidiaries can currently distribute cash to you, based on the above requirements. As a related matter, please briefly describe or provide a cross reference to the restrictions related to your existing indebtedness that limit or prohibit your subsidiaries from paying dividends, making other distributions, and making loans to you.
Following the completion of the offering, Enfoca . . ., page 49

15. You disclose that certain of your officers and a majority of your directors may be employed by or otherwise affiliated with Enfoca. Please revise your disclosure to identify each of your officers and directors that are currently employed by or affiliated with
         Enfoca.
The disparity in the voting rights between the classes of our shares may have a potential adverse effect on the value of the class A shares, page 50

16. Please revise this risk factor to also disclose that the dual-class shares may have anti-
         takeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest. In addition, please disclose that future issuances of
         Class B ordinary shares may be dilutive to holders of Class A ordinary shares.
Use of Proceeds, page 53

17. We note your disclosure that you intend to use the net proceeds from the offering for general corporate purposes. Please revise to more specifically identify the principal intended uses of the net proceeds and provide the estimated amounts you intend to allocate to each identified purpose. If any material part of the proceeds is to be used to pay indebtedness, please disclose the same and provide the information required by Item
         3.C.4. of Form 20-F. If any material portion of the proceeds will be used to finance acquisitions of other businesses, give a brief description of such businesses and
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         information on the status of the acquisitions. If you do not have a current, specific plan for
         the proceeds of this offering, please state this explicitly and discuss the principal reasons for the offering. Refer to Item 3.C of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
59

18. We note your disclosure in a risk factor on page 37 that your ability to roll out new and
         innovative products and services depends, in part, on    significant
investments in research
         and development.    We also note your disclosure on page and page 125
that you    rely on
         Auna Ideas, which is [y]our biomedical and innovation engine.
Please revise this section
         of your registration statement to provide a description of the company s research and development policies for the last three years. Refer to Item 5.C of Form 20-F.
Factors Affecting Our Results of Operations, page 60

19. Please briefly disclose how you calculate "rate of utilization." Credit Agreements
Scotiabank Peru, page 76

20.      We note your disclosure here that    the Chiclayo Hospital Financing
Agreement contains
         consent requirements for certain transactions.    Please clarify
whether an equity offering,
         including this initial public offering, would require consent from
Scotiabank Per   and
         whether you have already obtained this consent.
Senior Secured Notes due 2028, page 76

21. We note that you issued US$505.0 million aggregate principal amount of Senior Secured
         Notes due 2028 and that these notes are subject to mandatory redemption under certain circumstances, including if you undertake an equity offering. Please clarify whether this initial public offering will trigger a mandatory redemption of your notes. To the extent that a mandatory redemption will be triggered, please revise your disclosure throughout the registration statement, including on your cover page, in your summary, in the risk factors, and in the use of proceeds, as appropriate, to discuss the impact of this mandatory redemption and any related risks to investors.
22. We note that both your senior secured notes due 2028 and your senior notes due 2025 contain negative covenants and events of default. Please revise your disclosure here to discuss in greater detail these negative covenants and events of default. Please also revise your risk factors to include a discussion of risks related to your notes due 2028 and 2025, including the financial covenants, negative covenants and events of default.
Trends, page 77

23. We note your disclosure that your expansions have, in certain cases, resulted in
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         temporary increases in costs.    Please revise your disclosure to
expand your discussion of
         the increased costs you have experienced with your past acquisitions, including a discussion as to whether you expect to incur similar increased costs with future expansion plans.
24. We note that, throughout the discussion of your results of operations, you refer to changes in line items due to circumstances related to COVID-19 or the "normalization of the level of activity in the healthcare sector" after the COVID-19 pandemic. Please revise your disclosure to discuss any current or potential trends related to COVID-19, if material.
Business, page 109

25. Please revise your Business section to include a description of the seasonality, if any, of
         the company   s main business. Refer to Item 4.B.3 of Form 20-F.
Our Products and Services, page 114

26. We note your disclosure throughout this section, related to certain of your plans, that plans
         "differ" based on a plan member's age, and providing an average age for your plan members. Please revise your disclosure to clarify how these plans differ by age, including whether they increase or decrease with age, and how you expect the variation in pricing to affect your business and operations.
Auna Mexico, page 114

27. You disclose that you have identified a total addressable market of more than 14.4 million potential members for oncological plans. Please revise to provide the definition of total addressable market and explain how the 14.4 million was calculated.
Oncosalud Peru, page 118

28. We note your disclosure discussing the cancer survival rates of the cohort of patients diagnosed between 2016 and 2021. Please revise your disclosure to clarify how you calculated cancer survival rates, including the year in which you calculated these survival rates for patients in the 2016 through 2021 cohort. Please also define "the cohort of patients diagnosed between 2016 and 2021." In addition, you compare this survival rate to various survival rates between 2007 and 2013 in the U.S. and U.K. Please clarify how these statistics are comparable, given that they are from different years and ranges of years and in different geographic locations. Finally, please clarify the significance of maintaining MLR levels in your healthcare plans at around 51.2% as of December 31,
         2022, while accomplishing certain cancer survival rates for patients diagnosed between
         2016 and 2021.
Suppliers, page 130

29. We note your disclosure here and in a risk factor on page 36 that you rely on a limited number of suppliers of medical equipment and supplies needed to provide your medical
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         services. To the extent your business depends on contracts with any of your suppliers,
         please revise to discuss the material terms of those contracts and file the contracts as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.
Management, page 148

30. Please revise your disclosure to discuss any arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to in this section was selected as a director or member of senior management. Refer to Item
         6.A.5 of Form 20-F.
31. For each member of your board of directors, please revise to include the date of expiration of the current term of office, if applicable, and the period during which the person has served in that office. Refer to Item 6.C.1 of Form 20-F.
Related Party Transactions
Registration Rights Agreement, page 155

32. We note that upon consummation of this offering, you will enter into a registration rights agreement with certain of your shareholders, including your controlling shareholder,
         Enfoca. We further note that pursuant to such agreement,    Enfoca may
require that [you]
         register for public resale under the Securities Act all ordinary shares constituting registrable securities that they request be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$20 million or represent all of the remaining registrable securities held by Enfoca or that would be owned upon conversion of all of the class B shares held by Enfoca.
         Please revise your risk factors sections to disclose the risk to investors related to this registration rights agreement, including that future sales thereunder may depress the share price and include the earliest dates and the maximum number of shares that the company may be required to register.
Description of Our Share Capital
Conversion, page 161

33.      We note your disclosure here that    [e]ach class B share that is not
subject to a pledge or
         security interest is convertible into one class A share automatically upon any transfer that is not first determined by the board of directors to be a permitted transfer in accordance
         with the Company   s articles of association.    Please revise to
explain what type of transfer
         constitutes a permitted transfer in accordance with your articles of association.
Taxation
Luxembourg Tax Considerations, page 176

34. It appears you intend to file a tax opinion regarding certain Luxembourg tax matters as
         Exhibit 8.2. If you intend to file a short-form tax opinion, please revise this section to state clearly where the disclosure is the opinion of named counsel, and to ensure that the
 Gisele Remy
Auna S.A.
November 27, 2023
Page 9
      disclosure clearly identifies and articulates the opinion being rendered with respect to each material tax consequence being opined upon. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a "should" or "more likely than not"
      opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal
      Bulletin 19.
Condensed Consolidated Interim Financial Statements
4. Trade Accounts Receivable, page F-13

35. We note your weighted-average loss rate for corporate customers at June 30, 2023 ranged from 0.25% to 38.66%. For each of these categories of current and past due amounts at
      June 30, 2023 for corporate customers, please tell us the amount of receivables that were subsequently collected in cash and the amount of any receivables that were subsequently impaired, as of a date in proximity to your response to this comment. Please also explain to us the reason underlying any significant amounts of June 30, 2023 corporate customers accounts receivable that remain uncollected.
General

36. Please supplementally provide us with copies of all written communications, as defined in
      Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameGisele Remy                               Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameAuna S.A.
                                                            Services
November 27, 2023 Page 9
cc:       Maurice Blanco
FirstName LastName